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                              April 28, 2023

       Preetam Shah
       Chief Financial Officer
       Cidara Therapeutics, Inc.
       6310 Nancy Ridge Dr, Suite 101
       San Diego, CA 92121

                                                        Re: Cidara
Therapeutics, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 23,
2023
                                                            File No. 001-36912

       Dear Preetam Shah:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Notes to Consolidated Financial Statements
       8. Significant Agreements and Contracts, page 95

   1. You disclose on page 74 that revenue for the years ended December 31, 2022 and 2021 included, in part, the
achievement of milestones. Please provide us an analysis, and revise your future filings, to
break out the amount shown in the line item 'License of Intellectual
                                                        Property' on page 101
between the amount recognized upon transfer of the license and the amounts recognized as
milestones were achieved. In addition, provide us with a
                                                        reconciliation of the
amounts disclosed on page 100 for 'Payments received in advance'
                                                        and 'Revenue from
performance obligations satisfied during reporting period'. Clarify how these amounts reconcile
to revenue recognized and the amounts disclosed in the filing as received as of December
31, 2022. Further, provide us with the calculations for the
                                                        amounts disclosed under
the table on page 100 for the aggregate transaction price
                                                        allocated to
performance obligations that are unsatisfied for each agreement separately.
 Preetam Shah
Cidara Therapeutics, Inc.
April 28, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486
with any questions.



FirstName LastNamePreetam Shah                            Sincerely,
Comapany NameCidara Therapeutics, Inc.
                                                          Division of
Corporation Finance
April 28, 2023 Page 2                                     Office of Life
Sciences
FirstName LastName